UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2017

UCP, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-36001	90-0978085
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

99 Almaden Boulevard Suite 400 San Jose, California		95113
(Address of principal executive officer)		(Zip code)

(408) 207-9499

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 10, 2017, UCP, Inc., a Delaware corporation (the “Company”), Century Communities, Inc., a Delaware corporation (“Parent”), and Casa Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity in the Merger. The Board of Directors of the Company (the “Board”) has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby and resolved to recommend that the stockholders of the Company vote to adopt the Merger Agreement and approve the Merger.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (excluding any shares (i) owned by the Company, Parent, Merger Sub or any of their respective wholly-owned subsidiaries or (ii) held by any stockholder who properly demands and perfects his, her or its appraisal rights with respect to such shares) will be converted into the right to receive and become exchangeable for (A) $5.32 in cash, without any interest thereon (the “Cash Consideration”) and (B) 0.2309 (the “Stock Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). No fractional shares of Parent Common Stock will be issued in the Merger, and Company stockholders will receive cash in lieu of any fractional shares.

The Merger Agreement provides that, at the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) will be converted into an option (an “Adjusted Option”) to purchase shares of Parent Common Stock on the same terms and conditions (including vesting terms, conditions and schedules), with the number of such shares of Parent Common Stock equal to the product of (i) the total number of shares of Company Common Stock underlying such Company Option, multiplied by (ii) the Equity Award Exchange Ratio (as defined in the Merger Agreement and below), and with the exercise price of such Adjusted Option equal to the quotient obtained by dividing (i) the exercise price per share applicable to such Company Option, by (ii) the Equity Award Exchange Ratio. Additionally, at the Effective Time, each restricted stock unit with respect to a share of Company Common Stock (a “Company Restricted Stock Unit”) will be converted into a restricted stock unit with respect to a share of Parent Common Stock on the same terms and conditions (including vesting terms, conditions and schedules), and relating to a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares of Parent Common Stock. As defined in the Merger Agreement, the term “Equity Award Exchange Ratio” shall be equal to the sum of (i) the Stock Exchange Ratio and (ii) the quotient obtained by dividing (x) the Cash Consideration by (y) the average closing sale price of a share of Parent Common Stock as reported on the New York Stock Exchange (the “NYSE”) for the five consecutive trading days ending on and including the second complete trading day immediately preceding the closing of the Merger, rounded to the nearest ten-thousandth.

The Company and Parent will jointly prepare, and Parent will file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (the “Form S-4”) in connection with the issuance of shares of Parent Common Stock in the Merger, which will include as a prospectus a proxy statement relating to the meeting of the Company’s stockholders to be held to vote on the adoption of the Merger Agreement and approval of the Merger.

The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including (i) the adoption of the Agreement by the Company’s stockholders, (ii) the absence of any law or order prohibiting the Merger, (iii) the effectiveness of the Form S-4 and the approval for listing on the NYSE of the Parent Common Stock to be issued pursuant to the Merger, (iv) the receipt of certain tax opinions, (v) the absence of a material adverse effect on the Company or Parent and (vi) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations. The Merger is further subject to the consummation of the exchange (the “Exchange”) immediately prior to the Effective Time by PICO Holdings, Inc., a California corporation and the Company’s majority stockholder (“PICO”), of all of its Series A Units of UCP, LLC, a Delaware limited liability company and subsidiary of the Company (“UCP LLC”), for shares of Company Common Stock pursuant to and in accordance with the terms of the Exchange Agreement, dated as of July 23, 2013 (the “Exchange Agreement”), by and among the Company, UCP LLC and PICO, with UCP LLC thereafter becoming a wholly-owned subsidiary of the Company. The Merger is not subject to approval by the stockholders of Parent or to any financing condition, and Parent represents and warrants in the Merger Agreement that it has cash on hand and available borrowing capacity sufficient in the aggregate to fund all of its payment obligations under the Merger Agreement and in connection with the transactions contemplated thereby, including the Merger.

The Merger Agreement contains customary representations and warranties made by each of the Company and Parent, and also contains customary pre-closing covenants, including covenants, among others, (i) by the Company to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without Parent’s consent, (ii) by the Company not to solicit, initiate, or knowingly encourage or facilitate and, subject to certain exceptions, not to participate in any discussions or negotiations with, or otherwise knowingly cooperate with, assist, or participate in any effort by, any person (other than Parent and Merger Sub) regarding any proposal of an alternative transaction, (iii) by the Company to call and hold a special stockholders meeting and, subject to certain exceptions, require the Board to recommend to the Company’s stockholders that they vote in favor of the adoption of the Merger Agreement and approval of the Merger and (iv) by each of Parent, Merger Sub and the Company to use all reasonable efforts to obtain governmental, regulatory and third party approvals.

The Merger Agreement contains certain termination rights for each of the Company and Parent, including in the event that (i) the parties mutually agree to termination, (ii) the Merger is not consummated on or before October 15, 2017 (the “Outside Date”), (iii) any law or order permanently prohibits consummation of the Merger, (iv) any condition to the obligation of either party to consummate the Merger becomes incapable of satisfaction before the Outside Date, (v) the requisite approval of the Company’s stockholders is not obtained, (vi) either party is in breach of its respective representations and warranties or covenants under the Merger Agreement such that a closing condition is not satisfied (subject to notice and cure and other customary exceptions), (vii) the Board changes its recommendation to the Company’s stockholders or (viii) the Company enters into an agreement providing for a superior alternative transaction.

Upon termination of the Merger Agreement under specified circumstances, including a change in the recommendation of the Board or a termination of the Merger Agreement by the Company to enter into an agreement providing for a superior alternative transaction, the Company will be required to pay Parent a termination fee equal to $7,050,000 in cash.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Parent. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of the Company and Parent in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Parent rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about the Company or Parent.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on April 10, 2017, Parent, Merger Sub, PICO, the Company and UCP LLC entered into a voting support and transfer restriction agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, PICO agreed, among other things, to vote all outstanding shares of Company Common Stock and Class B common stock, par value $0.01 per share, of the Company currently held or thereafter acquired by PICO (the “PICO Shares”) in favor of the adoption of the Merger Agreement and against any proposal by third parties to acquire the Company, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement, including the Exchange, in each case subject to the limitations set forth in the Voting Agreement. Among other such limitations, PICO’s obligation to vote in favor of the adoption of the Merger Agreement will be reduced to such number of PICO Shares as is equal to 28% of the aggregate outstanding voting power of the Company if the Board changes its recommendation in respect of an Intervening Event (as defined in the Merger Agreement), and the Voting Agreement automatically terminates if the Merger Agreement is terminated (including if the Company terminates the Merger Agreement to accept a superior proposal).

Subject to certain exceptions, the Voting Agreement prohibits transfers by PICO of any of the PICO Shares and certain other actions that would impair the ability of PICO to fulfill its obligations under the Voting Agreement. The Voting Agreement also contains non-solicitation covenants with respect to alternative transactions generally similar to those contained in the Merger Agreement with respect to the Company, including similar exceptions to those covenants permitting PICO to take any action, including holding discussions with third parties in respect of potential alternative transactions, concurrently taken by the Company and the Board under the circumstances in which the Company is permitted to take such actions under the Merger Agreement.

Parent and PICO also agreed in the Voting Agreement to certain post-closing covenants if the Merger is consummated, including with respect to PICO’s ability to transfer the shares of Parent Common Stock it receives as Stock Consideration in the Merger or to acquire addition shares of Parent Common Stock and with respect to certain tax matters under UCP LLC’s operating agreement relating to time periods prior to the consummation of the Exchange.

Under the Voting Agreement, each of PICO, the Company and UCP LLC, as applicable, irrevocably agreed to terminate (without any payments from, or any cost or expense to, the Company, Parent or Merger Sub) the following agreements, in each case subject to and contingent upon the occurrence of the Effective Time: (i) the Exchange Agreement, (ii) the Tax Receivable Agreement, dated as of July 23, 2013, by and among the Company, UCP LLC, and PICO, (iii) the Transition Services Agreement, dated as of July 23, 2013, by and between PICO and the Company, and (iv) the Registration Rights Agreement, dated July 23, 2013, by and between the Company and PICO.

The Voting Agreement will terminate automatically on the first to occur of (i) the termination of the Merger Agreement and (ii) the Effective Time.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Agreement to Exchange

Concurrently with the execution and delivery of the Merger Agreement, on April 10, 2017, the Company, UCP LLC and PICO entered into an agreement to exchange (the “Agreement to Exchange”), pursuant to which PICO exercised its right under the Exchange Agreement to effect the Exchange. Under the Agreement to Exchange, the Exchange will occur immediately prior to, and remain subject to the consummation immediately thereafter of, the Merger.

The foregoing description of the Agreement to Exchange is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement to Exchange, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 3.02 by reference.

The securities to be issued to PICO in the Exchange will be issued in reliance on the registration exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the transaction did not involve a public offering.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements Certain Officers.

On April 10, 2017, in connection with the transactions contemplated by the Merger Agreement, the Company entered into an employment agreement amendment (the “Employment Agreement Amendment”) with Dustin L. Bogue, President and Chief Executive Officer of the Company. The Employment Agreement Amendment will become effective as of, and is subject to and conditioned upon, the consummation of the Merger.

Under the Employment Agreement Amendment, Mr. Bogue’s current employment agreement will remain in effect, except that:

•	Mr. Bogue’s new title will be Regional President – West, and he no longer will have a contractual right to report to the Board;

•	Mr. Bogue’s annual cash incentive bonus in respect of the 2017 fiscal year will be determined in accordance with the annual performance goals or objectives established as of immediately prior to the closing of the Merger;

•	The current vesting schedule for Mr. Bogue’s unvested Company Restricted Stock Units (which currently vest in calendar years 2018 through 2022) will instead vest (after giving effect to their conversion into Parent restricted stock units following the Merger) in three installments on each of the 60th day following the closing of the Merger, the first anniversary of the 60th day following the closing of the Merger and the second anniversary of the 60th day following the closing of the Merger, and will also vest in full upon a termination without “cause” or resignation for “good reason”;

•	Mr. Bogue will receive a one-time transaction bonus 60 days following the closing of the Merger. Mr. Bogue’s bonus will be equal to three times the sum of his current base salary and average annual bonus for the past three completed fiscal years ($1,972,639 in total);

•	Any Company Options held by Mr. Bogue at the Effective Time shall be canceled for no consideration; and

•	Mr. Bogue’s “change in control” severance arrangements will be eliminated, such that following any termination without “cause” or resignation for “good reason,”

Mr. Bogue will be entitled to receive, subject to a release, (i) a severance payment equal to one times his respective base salary (or, in the event of a termination for good reason and if higher, his respective base salary prior to the event constituting good reason), and (ii) a Company subsidy for any Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) contribution coverage premiums for twelve months; under his current employment agreement, upon a termination without “cause” or resignation for “good reason” within two years following a “change in control,” Mr. Bogue would have been entitled to a severance payment equal to three times the sum of his base salary and average of his annual bonuses for the three previous fiscal years (or, if such termination occurred absent a “change in control,” two times the sum of his base salary and target annual bonus), and Mr. Bogue would have been entitled to a COBRA subsidy for 24 months following termination.

The foregoing description of the Employment Agreement Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement Amendment, which is attached hereto as Exhibit 10.3, and incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with entering into the Merger Agreement, on April 10, 2017, the Board approved an amendment to the Amended and Restated Bylaws of the Company, as amended (the “Bylaws”), which became effective immediately. The amendment added a new Section 8.5 to the Bylaws that designates the Court of Chancery of the State of Delaware, subject to jurisdictional limits, as the sole and exclusive forum for certain legal claims and actions, unless the Company consents in writing to the selection of an alternate forum.

The foregoing description of the amendment to the Bylaws is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 8.01	Other Events.

On April 11, 2017, the Company and Parent issued a joint press release announcing the entry by the Company, Parent and Merger Sub into the Merger Agreement (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

Statements contained in this Current Report on Form 8-K regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the necessary stockholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed acquisition will not be consummated in a timely manner; risks that any of the closing conditions to the proposed acquisition may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed acquisition; the risk that Parent is unable to retain its investment grade rating; failure to realize the benefits expected from the proposed acquisition; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; the future cash requirements of the combined company; general worldwide economic uncertainties; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed acquisition on the ability of Parent and the Company to retain customers and retain and hire key personnel, maintain relationships with suppliers, on their operating results and businesses generally and those factors listed in Parent’s most recently filed Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, in each case, filed with the SEC.

Changes in such assumptions or factors could produce significantly different results. There can be no assurance that the merger or any other transaction described above will in fact be consummated in the manner described, or at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, neither Parent nor the Company assumes any obligation, and expressly disclaims any such obligation, to update any forward-looking statement as a result of new information or future events or developments.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the offering and sale of shares of Parent common stock in the merger, Parent will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the merger and a preliminary and definitive proxy statement for the stockholders of the Company (the “Proxy Statement”), which the Company will mail to its stockholders. The definitive Registration Statement and the Proxy Statement will contain important information about the merger and related matters. WE URGE INVESTORS AND STOCKHOLDERS TO

CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY AND THE PROPOSED MERGER. Investors and stockholders will be able to obtain copies of the Registration Statement, Proxy Statement and other documents (when they become available) filed with the SEC by Parent and the Company free of charge at the SEC’s website, www.sec.gov. In addition, copies will be available free of charge by accessing Parent’s website at www.centurycommunities.com by clicking on the “Investors” link, then clicking on “Financial Information” and then clicking on the “SEC Filings” link or by accessing the Investor Relations section of the Company’s website at www.unioncommunityllc.com.

PARTICIPANTS IN THE MERGER SOLICITATION

The Company, PICO, Parent, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in respect of the proposed acquisition contemplated by the Proxy Statement. Information about the Company’s directors and executive officers is set forth in its definitive proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2016, information about PICO’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2017, and information about Parent’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2017, in each case, together with any subsequent current reports on Form 8-K filed pursuant to Item 5.02, as applicable to the Company, PICO and Parent. These documents are available free of charge from the sources indicated above, from the Company at the Investor Relations section of its website (http://www.unioncommunityllc.com), from PICO’s website (http://investors.picoholdings.com) and from Parent’s website (http://www.centurycommunities.com).

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated April 10, 2017, among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. †

3.1	Amendment to the Amended and Restated Bylaws, as amended, of UCP, Inc., effective April 10, 2017

10.1	Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Inc., PICO Holdings, Inc., UCP, Inc. and UCP, LLC

10.2	Agreement to Exchange, entered into as of April 10, 2017, by and among UCP, Inc., UCP, LLC and PICO Holdings, Inc.

10.3	Amendment to Employment Agreement, dated April 10, 2017, by and between Dustin L. Bogue and UCP, Inc.

99.1	Press Release, dated April 11, 2017

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2017

UCP, INC

By:	/s/ W. Allen Bennett
Name:	W. Allen Bennett
Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated April 10, 2017, among Century Communities, Inc., Casa Acquisition Corp., and UCP, Inc. †

3.1	Amendment to the Amended and Restated Bylaws, as amended, of UCP, Inc., effective April 10, 2017

10.1	Voting Support and Transfer Restriction Agreement, dated April 10, 2017, by and among Century Communities, Inc., PICO Holdings, Inc., UCP, Inc. and UCP, LLC

10.2	Agreement to Exchange, entered into as of April 10, 2017, by and among UCP, Inc., UCP, LLC and PICO Holdings, Inc.

10.3	Amendment to Employment Agreement, dated April 10, 2017, by and between Dustin L. Bogue and UCP, Inc.

99.1	Press Release, dated April 11, 2017

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.